EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
To the Plan Administrator
The Bon-Ton Stores, Inc. Retirement Contribution Plan:
We consent to the incorporation by reference in the registration statements (no. 33-43105, 333-36725, 333-65120 and 333-169063) on Form S-8 of The Bon-Ton Stores, Inc. of our report dated June 28, 2011 with respect to the statements of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2010 which report appears in the December 31, 2010 annual report on Form 11-K of The Bon-Ton Stores, Inc. Retirement Contribution Plan.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 28, 2011